Exhibit 99.2

AUSTIN 3345 Bee Cave Road Suite 201 Austin, Texas 78746 USA Tel 512.73Z.9812 Fax 512.732.9816	HOUSTON 1001 McKinney Suite 420 Houston. Texas 77002 USA Te! 713.559,9950 Fax 713.559.9959

February 7, 2014

Mr. John F. Terwilliger
Houston American Energy Corporation
801 Travis, Suite 1425
Houston, Texas 77002

Re:	Houston American Energy Corporation
Year End Reserve Report
Louisiana, Oklahoma and Texas
as of December 31, 2013
SEC Guideline Case

Dear Mr. Terwilliger:

Pursuant to your request, Lonquist & Co., LLC (“L&Co”) has estimated the future oil and gas Reserves and projected the associated future revenues net to the interests owned by Houston American Energy Corporation (“Houston American”) as of December 31, 2013. The assets evaluated in this report are located in Louisiana, Oklahoma and Texas. The Proved Developed Producing (“PDP”) and Probable (“PROB”) Reserves were evaluated in this report.

Our conclusions, as of December 31, 2013, are summarized below:

	Net to Houston Amierican Energy Corporation
	Proved Developed		Proved	Total	Total	Total	Grand
SEC Pricing as of December 31, 2013	Producing	Non-Producing[a]	Undeveloped	Proved[b]	Probable	Possible	Total[b]

Estimated Future Net Oil/Condensate, bbl	11,140	0	0	11,140	2,540	0	13,680
Estimated Future Net Gas, MMcf	36.8	0	0	36.8	31.5	0	68.4
Estimated Future Net NGL, bbl	0	0	0	0	0	0	0

Total Future Gross Revenue, $	1,306,030	0	0	1,306,030	396,570	0	1,702,600
Estimated Future Production Taxes, $	151,290	0	0	151,290	38,240	0	189,530
Estimated Future Operating Expenses, $	206,690	0	0	206,690	186,170	0	392,860
Estimated Future Capital Costs, $	0	0	0	0	0	0	0
Estimated Future Net Revenue ("FNR"), $	948,060	0	0	948,060	172,160	0	1,120,210
Discounted FNR at 10%, $	733,560	0	0	733,560	57,080	0	790,640
Discounted FNR at 15%, $	659,240	0	0	659,240	35,120	0	694,360

Estimated Net Revenues by Year, $
2014	225,540	0	0	225,540	0	0	225,540
2015	175,080	0	0	175,080	0	0	175,080
2016	144,850	0	0	144,850	0	0	144,850
Subtotal	545,470	0	0	545,470	0	0	545,470
Thereafter	402,590	0	0	402,590	172,160	0	574,740
Total	948,060	0	0	948,060	172,160	0	1,120,210

Estimated Average Net Production Rate - 2014
Oil/Condensate, B/D	6.9	0	0	6.9	0	0	6.9
Gas, Mcf/D	20.1	0	0	20.1	0	0	20.1
NGL, B/D	0	0	0	0	0	0	0

aColumn includes the Proved Developed Non-Producing, shut-in and behind-pipe classifications
bTotals might not match detailed cash flows due to computer rounding

3345 Bee Cave Rood, Suite 201    |    Austin, Texas 78746 USA    |    Tel 512.732.9812    |    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2013
Feb 7, 2014

Purpose of Report

This report has been prepared to provide the management of Houston American Energy Corporation with a projection of estimated remaining Reserves and projected future net revenues as of December 31, 2013. These estimates have not been adjusted for risk.

Standards of Practice

This report has been prepared in accordance with our understanding of the Securities and Exchange Commission, SX Reg. § 210.4-10, dated November 18, 1981 as amended September 19, 1989, requiring adherence to definitions of “Proved” oil and gas Reserves. Additionally, at the request of Houston American, and within the most recently adopted and accepted SEC guidelines (Modernization of Oil and Gas Reporting; Final Rule; January 14, 2009), we have evaluated the Proved, Probable and Possible Reserves. The SEC oil and gas Reserve definitions are attached hereto.

Liquid hydrocarbon volumes are expressed in standard 42-gallon barrels. All natural gas volumes are sales gas expressed at the official pressure and temperature bases of the areas in which the gas Reserves are located.

All currencies in this report are expressed in U.S. dollars.

Reserve Estimates

Extrapolation of historical production data was utilized for those producing properties where sufficient data were available to suggest decline trends. Reserves assigned to the remaining producing properties and any non-producing assets were determined by analogy to offset wells producing from similar formations or by volumetric analysis. Reserves assigned by analogy and volumetric analysis are subject to greater revision than Reserves projected using established performance trends.

As of December 31, 2013, the PDP net remaining Reserves were estimated to be 11,140 barrels of oil/condensate and 36.82 MMcf of gas. The net present value, discounted at 10%, of the PDP Reserves was $733,560. Of the total PDP revenue, 89% was derived from oil/condensate production. The Reserve life index (“R/P”) for the PDP Reserves was estimated to be 4.6 years based on a 6:1 conversion rate.

The PROB net remaining Reserves were estimated to be 2,540 barrels of oil/condensate and 31.53 MMcf of gas. The net present value, discounted at 10%, of the PROB Reserves was $57,080. Of the total revenue, 67% was derived from oil/condensate production.

The total PDP plus PROB net remaining Reserves were estimated to be 13,680 barrels of oil/condensate and 68.35 MMcf of gas. The net present value, discounted at 10%, of the total Reserves was $790,640. Of the total revenue, 84% was derived from oil/condensate production.

3345 Bee Cave Rood, Suite 201    |    Austin, Texas 78746 USA    |    Tel 512.732.9812    |    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2013
Feb 7, 2014

Notable Properties

Crown Paper No. 1 (19,100 ft Tusc “G” Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 is currently producing approximately 697 Mcf of gas and 216 bbls of condensate per day from the 19,100 ft Tuscaloosa “G” formation. As of December 31, 2013, the estimated net remaining Reserves for this zone were 10,780 barrels of oil and 27.12 MMcf of gas. The future net revenue, discounted at 10%, of $717,770 represents 90.8% of the total discounted future net revenue.

Crown Paper No. 1 (18,930 ft Tusc “F” Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 is scheduled to be recompleted in 2021, and is estimated to produce approximately 1,000 Mcf of gas and 70 bbls per day from the 18,930 ft Tuscaloosa “F” formation. These Reserves are classified as Probable. As of December 31, 2013 the estimated net remaining Reserves for this zone were 840 barrels of oil and 9.44 MMcf of gas. The future net revenue, discounted at 10%, of $26,160 represents 3.3% of the total discounted future net revenue.

Crown Paper No. 1 (18,080 ft Tusc “C3” Sand), East Baton Rouge Parish, LA

The Crown Paper No. 1, located in East Baton Rouge Parish, Louisiana, is operated by Pennington Oil and Gas Interests. The Crown Paper No. 1 is scheduled to be recompleted in 2024, and is estimated to produce approximately 1,000 Mcf of gas and 54 bbls per day from the 18,080 ft Tuscaloosa “C3” formation. These Reserves are classified as Probable. As of December 31, 2013 the estimated net remaining Reserves for this zone were 870 barrels of oil and 12.61 MMcf of gas. The future net revenue, discounted at 10%, of $18,140 represents 2.3% of the total discounted future net revenue.

These three properties represent 96.4% of the future net revenue attributable to Houston American Energy Corporation.

Product Prices and Differentials

The base product prices of $97.33 per barrel and $3.67 per MMbtu utilized herein are reported by the Energy Information Administration for the closing Contract 1 NYMEX futures oil and gas prices on the first trading day of each month, averaged over the 2013 calendar year. NGL prices in this report were input as 100% of the oil price, and then an NGL price differential was applied on an individual lease basis.

As required by SEC regulations, no price escalations are included in this report. Realized product prices in this report reflect adjustments for heating content, premiums and basis differentials. Where applicable, transportation costs have been included.

3345 Bee Cave Rood, Suite 201    |    Austin, Texas 78746 USA    |    Tel 512.732.9812    |    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2013
Feb 7, 2014

Operating Costs and Expenditures

Direct lease operating expenses were input as dollars per month into the economic models. These data were supplied by Houston American Energy Corporation. Where applicable, lease operating costs were adjusted for non-recurring costs. Operating costs were not escalated in this report.

Severance and ad valorem taxes are deducted as a percentage of gross revenues or as a charge per unit of production. The individual well projections of oil and gas cease when the operating expenses exceed the gross revenues.

Values Not Considered

In all cases, we have attempted to account for all deductions from gross revenues except for the following:

•	Federal Income Taxes
•	Depreciation, depletion, and/or amortization, if any
•	Costs in excess of revenues of uneconomic leases
•	Plugging and abandonment costs in excess of salvage value
•	Environmental restoration costs, if any
•	Product price hedges, if any

No value has been assigned to non-producing acreage or to acreage held by production.

Report Qualifications

Estimates of future revenues were based on projections of recoverable hydrocarbons, rates of production, timing of recompletions and drilling, proration by state and federal agencies, operating costs, direct taxes, and product prices. Any unusual combination of the many factors, including weather, political risk or acts of terrorism could result in future receipts being considerably less or more than those estimated herein.

THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR THE INDIVIDUAL PROPERTIES OR IN A TOTAL PROPERTY BASIS.

The Reserves and revenues for specific properties should be considered in context with the overall report.

Data Sources

Historical production data were obtained from Houston American Energy Corporation and public sources, such as DrillingInfo,com, HPDI, LLC, Lasser Production Data Services, and IHS Energy Data Services. This production data was generally updated though December 2013.

We retain in our files digital databases for all properties and certain other hard copy information that we believe pertinent. We have not inspected the properties evaluated in this report, nor have we conducted independent well tests.

3345 Bee Cave Rood, Suite 201    |    Austin, Texas 78746 USA    |    Tel 512.732.9812    |    Fax 512.732.9816

Houston American Energy Corporation - Year End Reserve Report
SEC Pricing as of December 31, 2013
Feb 7, 2014

Independent Evaluation

Neither Lonquist & Co., LLC nor any of its employees have any interest or ownership in the subject properties, and neither our employment nor compensation is contingent on our findings herein.

Sincerely. LONQUIST & CO., LLC Texas Registration No. F-8952

/s/ Lisa B. Hunter, P.E. Lisa B. Hunter, P.E. Senior Petroleum Engineer Texas License No. 64269 Date Signed: February 7, 2014 Austin, Texas

3345 Bee Cave Rood, Suite 201    |    Austin, Texas 78746 USA    |    Tel 512.732.9812    |    Fax 512.732.9816